AIT THERAPEUTICS, INC.
500 Mamaroneck Avenue, Suite 320
Harrison, NY 10528

May 7, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tom Jones

Re:	AIT Therapeutics, Inc. Registration Statement on Form S-1, as amended Filed March 28, 2018 File No. 333-223988

Dear Mr. Jones:

On behalf of AIT Therapeutics, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on May 9, 2018, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter N. Handrinos at (617) 948-6060 or Brandon Bortner at (202) 637-2117.

 If you have any questions regarding the foregoing, please do not hesitate to contact Peter N. Handrinos at (617) 948-6060 or Brandon Bortner at (202) 637-2117, of Latham & Watkins LLP. Thank you in advance for your consideration.

AIT THERAPEUTICS, INC. By: /s/ Steven Lisi Name: Steven Lisi Title: Chief Executive Officer and Chairman of the Board of Directors

cc:        Peter N. Handrinos, Latham & Watkins LLP
            Brandon Bortner, Latham & Watkins LLP